                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

      [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2003
                                      -----------------

OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from          to         .
                                           --------    --------

COMMISSION FILE NUMBER 0-20348
                       -------

      A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

            D & K HEALTHCARE RESOURCES, INC. 401 (K) PROFIT SHARING PLAN AND
            TRUST

      B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            D & K HEALTHCARE RESOURCES, INC.
            8235 FORSYTH BOULEVARD
            ST. LOUIS, MO 63105

                        D & K HEALTHCARE RESOURCES, INC.

                                    FORM 11-K

                              REQUIRED INFORMATION

(a)   Financial Statements.

      Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust as required by Form 11-K together with the report thereon of KPMG LLP, independent public accountants, dated June 7, 2004.

(b)   Exhibits.

      Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                        D & K HEALTHCARE RESOURCES, INC.

                                    FORM 11-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        D & K HEALTHCARE RESOURCES, INC. 401 (K)
                                        PROFIT SHARING PLAN AND TRUST

Date:  June 25, 2004                    By:  /s/ Martin D. Wilson
                                             -------------------------
                                             Martin D. Wilson, Trustee

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                 Financial Statements and Supplemental Schedules

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustee of the D&K Healthcare Resources, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
June 7, 2004

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                        2003             2002
                                                    -----------      -----------
Assets:
   Investments, at fair value                       $12,073,897        6,029,149
   Participant contributions receivable                  69,978           47,930
   Employer contributions receivable                     85,984           87,261
                                                    -----------      -----------
         Net assets available for benefits          $12,229,859        6,164,340
                                                    ===========      ===========

See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2003 and 2002

                                                                          2003          2002
                                                                      -----------   -----------
Additions:
   Participant contributions                                           $1,094,314       988,974
   Employer contributions                                                 375,587       319,823
   Interest income                                                         29,165        10,798
   Transfers from another plan                                          2,777,138     2,576,361
   Net appreciation (depreciation) in the fair value of investments     2,406,255    (2,568,098)
                                                                      -----------   -----------
         Total additions                                                6,682,459     1,327,858
                                                                      -----------   -----------
Deductions:
   Benefits paid to participants                                          588,411       454,506
   Administrative expenses                                                 28,529        20,992
                                                                      -----------   -----------
         Total deductions                                                 616,940       475,498
                                                                      -----------   -----------
         Increase in net assets available for benefits                  6,065,519       852,360

Net assets available for benefits at beginning of year                  6,164,340     5,311,980
                                                                      -----------   -----------
Net assets available for benefits at end of year                      $12,229,859     6,164,340
                                                                      ===========   ===========

See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
                          Notes to Financial Statements
                            December 31, 2003 and 2002

(1)   DESCRIPTION OF THE PLAN

      The following description of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

      (A)   GENERAL

            The Plan is a defined contribution plan established by D&K Healthcare Resources, Inc. (D&K or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in
            Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established January 1, 1995, to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

            Full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

            The Plan is administered by executives of D&K, with additional administrative duties, such as loan processing, performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Insurance Company (Nationwide). Pension Associates of Wausau, Inc. is a subsidiary of Nationwide Life Insurance Company.

      (B)   CONTRIBUTIONS

            Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to
            Section 401(k) of the IRC.

            The Company contribution is discretionary and is currently equivalent to 50% of employees' contributions up to a maximum contribution based on 6% of eligible compensation and is invested in the D&K Common Stock Fund. In January 2004, the Company's contribution to the Plan for the fourth quarter of 2003 was made in the form of 7,600 shares of D&K Healthcare Resources, Inc. common stock valued at $85,984.

      (C)   INVESTMENTS

            Participants direct contributions into any of twelve investment funds. These funds are as follows: Dreyfus A Bonds Plus, Fidelity Asset Manager, Neuberger & Berman Guardian Fund, American Century Ultra Fund, Oppenheimer Global Fund A, Virtuoso Guaranteed Interest Fund, Personal Portfolio Series 3 - Conservative Intermediate
            - Term, Personal Portfolio Series 4 - Intermediate - Term, Gartmore Small Company Fund, Gartmore S&P 500 Service, Pimco Total Return, Van Kampen Comstock. Participants may change their investment elections daily. Employer contributions are invested only in the D&K Common Stock Fund.

                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2003 and 2002

      (D)   VESTING

            Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with one thousand hours. The vesting schedule is as follows:

                                                      PERCENTAGE
                YEARS OF VESTING SERVICE                VESTED
            --------------------------------          ----------
                          0-1                                  0%
                           2                                  25%
                           3                                  50%
                           4                                  75%
                           5                                 100%
            Death, disability, or retirement                 100%

      (E)   PAYMENTS OF BENEFITS

            Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce Company discretionary contributions. Forfeitures of $29,983 and $47,060 reduced employer contributions for the years ended December 31, 2003 and 2002, respectively.

      (F)   LOANS TO EMPLOYEES

            Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. Loans are repayable through payroll deductions over 1-5 years. The interest rate is determined by the prime rate plus 1% on the day the loan is processed. At December 31, 2003, the range was 5.00% to 10.50%. The outstanding balance of loans to participants was $236,914 and $145,699 as of December 31,2003 and 2002, respectively.

      (G)   PLAN MEMBER ACCOUNTS

            Individual accounts are maintained for each plan participant to reflect the plan participant's share of the Plan's income, the Company's contribution, and the Plan participant's contribution.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (A)   BASIS OF PRESENTATION

            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded when paid.

                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2003 and 2002

      (B)   USE OF ESTIMATES

            Certain amounts included in the financial statements are estimated based on currently available information and the plan administrator's judgment as to the outcome of future conditions and circumstances. Actual results could differ from these estimates.

      (C)   ADMINISTRATIVE EXPENSES

            Substantially all administrative expenses are paid from Plan assets.

      (D)   VALUATION OF INVESTMENTS

            Investments in mutual funds and D&K stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing. Investment transactions are accounted for on the trade date basis.

            The Plan's guaranteed interest fund is included in the financial statements at December 31, 2003 and 2002, at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee which is based on the five-year U.S. Treasury Note yield, which was 2.41% and 3.03% at December 31, 2003 and December 31, 2002, respectively. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

            The Plan provides for investment in various investments and investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)   PLAN AMENDMENTS

      On March 4, 2003 employees in the Jewett Drug Company Retirement Plan (Jewett Plan) were merged into the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (D&K Plan). As part of that merger, the participants of the Jewett Plan became fully vested prior to the merger. The assets from the Jewett Plan were transferred into the D&K Plan at fair value on the effective date of the transfer. The board of directors of the D&K Plan approved the merger. A total of $2,777,138 was transferred into the D&K Plan and allocated among investment options based on participant direction.

      On April 30, 2002 employees in the Diversified Healthcare L.L.C. Profit Sharing 401(k) Plan (DHI Plan) were merged into the D&K Plan. As part of that merger, the participants of the DHI Plan became fully vested prior to the merger. The assets from the DHI Plan were transferred into the D&K Plan at fair value on the effective date of the transfer. The board of directors of the D&K Plan approved the merger. A total

                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2003 and 2002

      of $2,576,361 was transferred into the D&K Plan and allocated among investment options based on participant direction.

(4)   INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets:

                                                               DECEMBER 31
                                                         -----------------------
                                                            2003         2002
                                                         ----------   ----------
      Fidelity Asset Manager                             $1,600,294    1,058,219
      Gartmore S&P 500 Service                              624,075       74,710
      Neuberger & Berman Guardian Fund                      774,763      432,147
      American Century Ultra Fund                         1,754,348    1,095,257
      Pimco Total Return                                    637,446       92,907
      Virtuoso Guaranteed Interest Fund                   1,228,236      224,205
      Oppenheimer Global Fund A                           2,071,434    1,206,908
      Gartmore Small Company Fund                           897,766      410,793
      D&K Common Stock *                                  1,569,224      930,129

      * Nonparticipant-directed.

      During 2003, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                       2003             2002
                                                   -----------      -----------
      Appreciation/(depreciation):
         Mutual funds                              $ 2,080,298       (1,031,343)
         Common stock                                  325,957       (1,536,755)
                                                   -----------      -----------
                                                   $ 2,406,255       (2,568,098)
                                                   ===========      ===========

(5)   NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                   DECEMBER 31
                                                              ----------------------
                                                                 2003        2002
                                                              ----------   ---------
      Net assets:
         Common stock and employer contributions receivable   $1,655,208   1,017,390

                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2003 and 2002

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                          --------------------------
                                                              2003           2002
                                                          -----------    -----------
      Changes in net assets:
         Contributions                                    $   375,587        319,823
         Net appreciation                                     325,957     (1,536,755)
      Participation termination and withdrawal payments       (63,317)      (137,203)
      Administrative expenses                                    (409)          (274)
                                                          -----------    -----------
                                                          $   637,818     (1,354,409)
                                                          ===========    ===========

(6)   TAX STATUS

      The Plan is a prototype plan and has not obtained a determination letter from the IRS, however, the plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 2003.

(7)   DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

      D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but D&K determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

(8)   RECONCILIATION TO FORM 5500

      For the year ended December 31, 2003, the Plan had approximately $19,727 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with accounting principles generally accepted in the United States of America.

      The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Forms 5500 which were filed for the years ended December 31, 2003 and 2002:

                                                                                                  2003            2002
                                                                                             ------------    ------------
      Net assets available for plan benefits per the financial statements                    $ 12,229,859       6,164,340
      Benefit obligations currently payable (health claims, death, and disability benefits)       (19,727)         (9,484)
                                                                                             ------------    ------------
      Net assets available for plan benefits per the Form 5500                               $ 12,210,132       6,154,856
                                                                                             ============    ============

                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2003 and 2002

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003 and 2002:

                                                                      2003         2002
                                                                   ---------    ---------
      Benefits paid to participants per the financial statements   $ 588,411      454,506
      Add amounts currently payable at year-end                       19,727        9,484
      Less amounts currently payable at prior year-end                (9,484)     (16,512)
                                                                   ---------    ---------
      Benefits paid to participants per the Form 5500              $ 598,654      447,478
                                                                   =========    =========

                                                                      SCHEDULE I

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
         Schedule H, Line 4i - Schedule of Assets Held (at end of year)
                                December 31, 2003

                                                                  COST       FAIR VALUE
                                                               -----------   -----------
Dreyfus A Bonds Plus                                           $        --       346,565
Fidelity Asset Manager                                                  --     1,600,294
Neuberger & Berman Guardian Fund                                        --       774,763
American Century Ultra Fund                                             --     1,754,348
Oppenheimer Global Fund A                                               --     2,071,434
Gartmore S&P 500 Service*                                               --       624,075
Virtuoso Guaranteed Interest Fund*                                      --     1,228,236
Personal Portfolio Series 3 - Conservative Intermediate-Term            --        96,762
Personal Portfolio Series 4 - Intermediate-Term                         --       234,969
Gartmore Small Company Fund*                                            --       897,766
Pimco Total Return                                                      --       637,446
Van Kampen Comstock                                                     --         1,101
Participant loans, 5.00% to 10.5%                                       --       236,914
D&K Common Stock*                                                  891,867     1,569,224
                                                                             -----------
                                                                             $12,073,897
                                                                             ===========

* Represents a party-in-interest allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

                                                                     SCHEDULE II

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST
            Schedule H, Line 4j - Schedule of Reportable Transactions
                           Year ended December 31, 2003

                            PURCHASES                                    SALES
                    --------------------------   ----------------------------------------------------
                    NO. OF TRANS.      COST      NO. OF TRANS.      COST      SALES PRICE   GAIN/LOSS
                    -------------   ----------   -------------   ----------   -----------   ---------
D&K Common Stock*              22   $  381,040              25   $  117,101        61,284     (55,817)
Merger of Jewett*              12    2,777,138              --           --            --          --

* Represents a party-in-interest allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.